Filed by Sterling Financial Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation
(Commission File No.: 001-34696)

The following slides were made available by Sterling Financial Corporation on September 11, 2013.

* * *

Umpqua and Sterling:

Combining to create the West Coast's largest community bank

Improved return on capital, increased scale and superior execution

Strategic merger
September 11, 2013

Safe harbor statement

This presentation includes forward -looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of
1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in Umpqua's filings with the SEC. You should not place undue reliance on forward -looking statements and we undertake no obligation to update any such statements. Specific risks in this presentation include whether shareholders approve the merger, whether the companies receive regulatory approvals, the timing of closing, whether the companies have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management's ability to effectively integrate the companies.

This presentation may be deemed to be offering or solicitation materials of
Umpqua and Sterling in connection with the proposed merger of Sterling with and into Umpqua. Shareholders of both companies are urged to read the joint proxy statement/prospectus that will be included in the registration statement on
Form S-4, which Umpqua will file with the SEC in connection with the proposed acquisition, because it will contain important information about Umpqua,
Sterling, the acquisition and related matters. The directors and executive officers of Umpqua and Sterling may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of
Umpqua's and Sterling's most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site
(http://www. sec.gov) and from Umpqua by directing a request to Umpqua Holdings
Corporation, Attention: Investor Relations, One Southwest Columbia, Suite 1200,
Portland, OR 97258, and from Sterling by directing a request to Sterling
Financial Corporation, Investor Relations, 111 North Wall Street, Spokane, WA
99201.

Merger of like -minded neighbors with a shared vision of the future

[] $22bn in assets and 394 stores across five states, focused on consumers and businesses seeking a strong, locally-run community bank on the West Coast

[] Complementary branch footprints offer both market density and opportunity for consolidation
Strategically
attractive [] Leverages Umpqua brand and operating strategy

[] Increases presence in attractive metro markets (Seattle, Portland, Bay
Area)

[] Combined footprint is growing faster than both peer medians and national averages

[] Right timing: credit profiles of both institutions are stable
Low-risk,
high-return [] Strong team: focused on execution with significant merger integration experience opportunity [] Meaningful cost synergies: targeting 30%
of Sterling's core noninterest expenses
for both sides
[] Compelling returns: pro-forma profitability significantly improved, exceeds peer median

[] 12%+ EPS accretion to Umpqua[]

[] Tangible book value earnback of 2.5 years (0.75 year spot earnback)
Financially compelling [] ~15% IRR

[] 13-15% pro-forma ROATCE, a material increase over the two standalone companies and higher than pro-forma peers

[] Based on 2015E EPS excluding announced restructuring expenses; refer to page
13 for detailed financial impact

Merger summary

Name: [] Umpqua Holdings Corporation / Umpqua Bank

Headquarters: [] Portland, OR

Management: [] President and CEO of Umpqua Holdings, Ray Davis
                                                [] Co-Presidents of Umpqua
Bank, Cort O'Haver and Greg Seibly Board: [] 9 Umpqua (including Chair) / 4
Sterling Timing: [] Expected to close in 1H 2014, subject to customary approvals

Ownership: [] 51% Umpqua / 49% Sterling

Consideration: [] 1.671 Umpqua shares and $2.18 in cash for each Sterling share
[] Equivalent to $30.52[] per Sterling share
[] 15% premium to Sterling's September 11, 2013, closing stock price
[] 16% premium to Sterling's 30-day average closing stock price

Deal value: [] $1,968mm
[] 18.8x IBES 2015E EPS
[] 12.2x synergized 2015E EPS(2)
[] 1.67x Q2 2013 tangible book value (vs. 1.70x for $500mm -$2.5bn U.S. bank mergers and acquisitions (3) since January 2012)

[] Based on Umpqua closing share price of $16.96 on September 11, 2013
(2) Reflects after-tax impact of run-rate cost savings; does not include fair value or other transaction adjustments
(3) Sample includes eleven bank sector Mand A transactions with deal value of
$500mm-$2.5bn which were announced since January 1, 2012

Strategic fit

Natural partners with scale in complementary geographies and business lines

	Umpqua[1]	Sterling[1]	Pro-forma[2]
Assets:	$11.4bn	$9.9bn	$22.0bn
Loans:	7.4bn	7.3bn	15.4bn
Deposits:	9.0bn	6.6bn	16.1bn
Tangible common equity:	1.0bn	1.2bn	1.8bn
Market capitalization:	1.9bn	1.7bn	3.6bn
Footprint:			
Oregon:	[logo]		✓
Washington:		[logo]	✓
Northern California/Bay Area:	[logo]		✓
Community bank heritage:	[logo]	[logo]	✓
Fee income generation:			
Wealth management:	[logo]		✓
Mortgage banking:	[logo]	[logo]	✓
Merger integration experience:	[logo]	[logo]	✓

Note: Logos correspond to greater market presence or scale

[1] Standalone financials as of June 30, 2013 (not pro forma for Umpqua's acquisition of Financial Pacific or Sterling's pending acquisition of Commerce National)

[2] Pro-forma financials at 1H 2014 closing, reflecting Umpqua's acquisition of Financial Pacific, Sterling's pending acquisition of Commerce National, merger adjustments and Sterling balance sheet restructuring

UMPQUA B·A·N·K

5

STERLINGBANK

Highly complementary and diversifying loan and deposit profiles

Pro-forma loan and deposit composition

Regulatory loan composition

Umpqua Sterling Pro-forma

Other Consumer Consumer
Consumer 1-4 Family 2% Other
2% Cand I 4% Cand I
1% 10% 1-4 Family 1% 1-4 Family
8% 14%
Cand I Home equity 4% Cand D 19% 14% 20% 3% Cand D
                          Multifamily 5% Home equity Cand D Home equity 4% 5%
5% 5%

CRE CRE CRE Multifamily Multifamily 53% 33% 43% 16% 27%
Total = $7.4bn Total = $7.3bn Total = $14.7bn
Yield on loans: 5.13% Yield on loans: 4.89% Yield on loans: 5.01%

GAAP deposit composition

Umpqua Sterling Pro-forma

CD Transaction Transaction CD
21% Transaction CD 37% 38% 24% 37% 27%

Savings and

                                             Savings and  MMDA Savings and  MMDA
41% MMDA
                                                              39% 35%
Total = $9.0bn Total = $6.6bn Total = $15.6bn
                 Cost of deposits: 0.26% Cost of deposits: 0.37% Cost of
deposits: 0.31% Source: Company filings, SNL Financial Note: Standalone financials as of June 30, 2013 (not pro forma for Umpqua's acquisition of
Financial Pacific or Sterling's pending acquisition of Commerce National)

Enhanced scale and regional leadership

Leading combined franchise in attractive I-5 corridor

Pro-forma branch map Oregon deposit market share Washington deposit market share

Source: Company filings, FDIC, SNL Financial
Note: Branch deposit data as of June 30, 2012; pro forma for pending acquisitions

Top 3 among independent banks in 10 of 11 primary markets

Pro-forma top MSAs

Umpqua Sterling Combined 2 Demographics

Branches Deposits Branches Deposits Branches Deposits Rank Independent Market
2012-17 ($mm) ($mm) ($mm) Rank[] share Population Growth

Powerful new scale in Portland, OR 31 $1,668 22 $1,047 53 $2,715 5 1 7.4% 5.5%
Portland and Seattle
Seattle, WA 27 728 21 903 48 1,631 9 3 2.5% 6.0%

Sacramento, CA 21 $973 - - 21 $973 8 1 2.9% 4.0% Roseburg, OR 9 919 1 19 10 938
1 1 63.7% 2.1% Eugene, OR 9 703 3 41 12 743 1 1 18.4% 3.3%

 Meaningful Spokane, WA - - 9 716 9 716 3 2 11.8% 5.1% competitor in
                          Santa Rosa, CA 3 45 9 637 12 682 5 3 6.8% 2.5% other
major markets Medford, OR 9 446 4 126 13 572 1 1 21.1% 4.0% Coos Bay, OR 5 308
5 209 10 517 1 1 65.4% -0.1%

San Francisco, CA 7 273 4 196 11 469 25 12 0.2% 4.4%

Reno, NV 4 299 - - 4 299 7 3 3.9% 3.9%

Source: Company filings, FDIC, SNL Financial
Note: Branch deposit data as of June 30, 2012; pro forma for pending acquisitions
[] Excludes institutions with national operations outside of the Pacific
Northwest
[] The market data shown does not give effect to any divestitures that may be required in connection with completing the merger

"Welcome to the world's greatest bank"

Revenue enhancements from converting Sterling branches into Umpqua stores identified but not factored into pro forma merger impact

Umpqua's unique operating strategy maximizes growth and shareholder value

                      [] Umpqua is one of the country's most innovative
community banks Strategy [] Approach recognized nationally and internationally, including: WSJ, NYT, CNBC, CNN, Euromoney, Fast Company and The Economist

[] Pioneered retail model with bank stores not branches

[] Store concept differentiates company, creates distinct customer experience

[] Stores serve as community hubs
"Stores" [] Inviting design includes computer cafes, coffee and space for gathering
[] Exchange rooms and resource centers engage and inspire individuals and businesses
[] Incorporate digital tools to engage multiple generations
[] Operate efficiently: cross-trained universal associate staff model, centralized backroom operations

[] Recognized regionally and nationally as one of the country's best companies;
highlights include:
Iconic [] Only community bank named to Fortune's "Top 100 Companies to Work culture For" list each of the last seven years
[] Named "Oregon's Most Admired Financial Services Company" each of the last eight years

Financially compelling combination

Key merger assumptions

Cost synergies:	› 30% of Sterling's core cash operating expenses, or 14% of combined expenses › Staggered phase-in: 50% in 2014, 100% thereafter › 42 branches within two miles of each other (11% of combined)
Revenue synergies	› Significant achievable opportunities, but none included in merger economics
One-time charges:	› Pre-tax restructuring charge of $80mm
Sterling balance sheet restructuring:	› Reduce liability sensitivity with term placement on wholesale borrowings, and other balance sheet restructuring
Sterling branch divestiture:	› Limited expected HHI-related branch divestitures in certain Oregon markets
Core deposit intangible:	› ~1.25% of Sterling's non-time deposits amortized over 10 years (sum-of-the-years digits methodology)
Other earnings adjustments:	› Durbin: Annual interchange-related revenue loss estimated at $6mm pre-tax once subject to Durbin[1] › Sterling branch renovation: Estimated $40.8mm pre-tax cost, depreciated over 10 years (straight-line methodology)
Credit mark:	› $250mm gross pre-tax mark on loans (3.2% of gross loans at closing) › Equivalent to 1.5x Q2 2013 NPAs, 16.5x LTM net charge-offs of $15mm and 17% through-the-cycle losses[2]
Rate mark:	› Net $(47mm) pre-tax rate mark, reflecting impacts of ($52mm) discount on loans, ($25mm) premium on time deposits, ($56mm) premium on repurchase agreements and ($5mm) premium on FHLB borrowings; and impact of $91mm discount on trust preferred
Other marks:	› $5mm MSR write-up, ($2mm) mark on other assets, ($33mm) mark on other liabilities
Sterling DTA:	› Sterling's current ~$290mm net deferred tax asset is transferrable to the pro-forma company

[1] Based on current Federal Reserve rule

[2] 1Q08–2Q13 net charge-offs of $1.3bn plus $250mm credit mark as a percentage of 4Q07 gross loans of $9.1bn

UMPQUA BANK

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STERLINGBANK

Value and upside for all shareholders, meaningful EPS accretion and short earnback

Overview

Logical combination	› Leverages excess capital of both Umpqua and Sterling › Cost savings and Sterling balance sheet restructuring greatly improve pro-forma operating metrics
Value creation	› ~$500mm present value of cost savings net of restructuring charges › Pro-forma ownership aligns shareholder interests
Upside valuation potential	› 13-15% pro-forma return on tangible common equity exceeds median of $15-25bn peers

Merger impact

2015[1] EPS (100% synergy phase in)		
	IBES	Pro-forma
Accretion to Umpqua	$1.19	12%+
Tangible book value per share		
Dilution to Umpqua[2]		(4.6%)
Earnback to Umpqua (spot at close)		0.75 years
Earnback to Umpqua (pro-forma)		2.5 years
Capital at close	UMPQ	
TCE/TA	8.8%	9.0%
Tier 1 common	11.1%	10.6%
Internal rate of return		~15%

[1] 2015E EPS excludes announced restructuring expenses
[2] See detailed tangible book value per share dilution calculation in Appendix

UMPQUA BANK

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STERLINGBANK

Robust pro-forma operating performance compares favorably to peers

Key performance metrics

Umpqua Sterling $15-25bn peers[] Pro-forma[]
Q2 2013 Q2 2013 Q2 2013

ROAA 0.9% 1.2% 1.2% [] 1.3% 1.0% ROATCE 10.3% 9.7% 13% [] 15% 12.4% Efficiency
ratio 66% 63% 55% [] 60% 63% Loans / deposits 81% 106% 90% [] 95% 83%

Source: Company filings, SNL Financial
[] Pro-forma column assumes estimated cost savings are fully phased in
[] Peer set includes 20 US public banks with total assets of $15-25bn

Well-positioned to successfully execute

[] Integration risks mitigated

[] Complementary branch networks with opportunity for consolidation

[] Complementary product offerings and skill sets

[] Strong regional brand

[] Both credit profiles are stable

[] Compatible corporate culture and strategy

[] Both companies committed to high performance

[] Community -based consumer and commercial banking strategy

[] Management uniquely positioned to successfully execute transaction

[] Successful acquisition integration a core competency for both companies:
since 2000, Umpqua has completed 12 bank/branch acquisitions and Sterling has completed nine

Merger summary

Strategically attractive

Low-risk, high-return opportunity for both sides

Financially compelling

Appendix

Thorough reciprocal due diligence completed

Credit Operations

[] Comprehensive credit due diligence [] Direct meetings between counterparts at process to review Umpqua and Sterling's each company loan portfolios
[] Thorough review of each company's store
[] Conservative credit mark of 3.2% of network including mutual site visits
Sterling's gross loans
[] Extensive review of systems and
[] 23% of loans were reviewed, including 74% compliance functions of loans greater than $5mm

[] Experienced third party validation of mark

Tangible book value per share dilution detail

Reflective of projected marks, rate environment and pending transactions as of announcement

Walk-forward to closing capital

		$mm	# of shares	$ per share
Umpqua pro forma for Financial Pacific	Reported Q2 2013 tangible book value	$1,032	111.9	$9.23
	(–) Impact of Financial Pacific acquisition	(95)	0.0	(0.85)
	Pro-forma tangible book value	**$938**	**111.9**	**$8.38**
Adjustments to Umpqua between announcement and closing	(+) Three quarters of IBES earnings	$85		
	(–) Three quarters of $0.15/share dividend	(50)		
	(+) Three quarters of intangible amortization	3		
	Projected Q1 2014 tangible book value	**$976**	**111.9**	**$8.72**
Sterling merger adjustments	(+) Equity consideration to Sterling	$1,828	107.8	
	(–) Intangibles created (detail to right)	(925)		
	(–) After-tax restructuring charge	(52)		
	Pro-forma tangible book value	**$1,827**	**219.7**	**$8.32**

Accretion/(dilution)	
Per share - $	($0.40)
Per share - %	(4.6%)

Calculation of intangibles created

	$mm
Deal value	$1,968
Sterling TCE at closing[1]	1,178
(–) Net after-tax credit mark	(67)
(–) After-tax rate and other marks	(46)
Adjusted tangible book value	**$1,066**
Excess over adjusted TBV	903
(–) Core deposit intangible created	(63)
(+) DTL on CDI	22
Goodwill created	**$862**
Intangibles created (goodwill + CDI)	**925**

[1] Sterling's projected TCE at closing equals reported Q2 2013 tangible book value of $1,152mm plus: ($14)mm impact of pending Commerce National acquisition, $76mm (three quarters of IBES earnings), ($37)mm (three quarters of $0.20/share dividend), $3mm (three quarters of intangible amortization)

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STERLINGBANK